UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark One)

☐ Form C: Offering Statement

☐ Form C-U: Progress Update: _____

☐ Form C/A: Amendment to Offering Statement: _____
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.

☒ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of Issuer

Whereable Technologies, Inc.

Legal status of issuer

Corporation

Jurisdiction of Incorporation/Organization

Delaware

Date of organization

April 1, 2021

Physical address of issuer

1000 Johnnie Dodds Blvd, Suite 103-312, Mt Pleasant, SC 29464

Website of issuer

www.riskband.com

Current number of employees

3

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$1,274,437	$1,098,511
Cash & Cash Equivalents	$92,820	$150,105
Accounts Receivable	$402,758	$384,831
Short-term Debt	$6,264,259	$3,560,263
Long-term Debt	$0	$2,600,000
Revenue/Sales	$453,574	$538,946
Cost of Goods Sold	$94,002	$164,305
Taxes Paid	$0	$0
Net Income	-$2,490,601	-$4,965,643

April 28, 2022

Form C-AR

Whereable Technologies, Inc.

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR" is being furnished by Whereable Technologies, Inc., a Delaware corporation (the "Company", as well as references to "we", "us" or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://artistworks.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 28, 2022.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," 4 "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form CAR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

Company:

Company: Whereable Technologies, Inc
Address: 1000 Johnnie Dodds Boulevard - Suite 103-312, Mount Pleasant, SC 29464
State of Incorporation: DE
Date Incorporated: March 12, 2015

The Company and its Business

Company Overview

Whereable Technologies, Inc. (the "Company") was originally formed as a Delaware limited liability company, Whereable Technologies LLC, in 2015, and converted to a Delaware corporation on April 1, 2021.

Our initial product, marketed to businesses under the trademarked brand "RiskBand." is the first SaaS platform with an accompanying discreet wearable device that provides instant emergency response, with the single push of a button, to the user's chosen emergency response provider. The combined product offering has been purpose-built by the Company with a unique set of technologies designed to improve the safety and security of "at-risk employees" or "lone workers," who populate numerous end markets and constitute a large and growing number of employees. The Company believes that this end market is significantly underpenetrated since publicly available data indicates that only approximately 2% of the total population of lone workers/at-risk employees are currently using emergency response products and services.

Whereable Technologies, Inc. markets its products and services through its wholly-owned subsidiary Risk Band LLC, a Delaware limited liability company which was formed in 2015. The Company manages the operations of Risk Band and owns the intellectual property that Risk Band uses in providing its products and services to its customers. The accounts of the Company and Risk Band are consolidated, and intercompany transactions are eliminated in consolidation.

The Company's intangible assets consist of its registered traded marks: "RISKBAND"; "ARIES"; "BY YOURSELF BUT NEVER ALONE"; "ACTIVATION. COORDINATION. RESPONSE."

The Company does not have any patents.

Competitors and Industry

Personal emergency response systems ("PERS), such as our devices, are equipped to allow individuals to call for assistance immediately in case of an emergency. They tend to be designed either as neck pendants or are attached to belts, and they carry a transmitter to alert emergency services when required. Once connected to the emergency operator, the operator then finds out the individual's location, and figures out the severity of the event. If necessary, the operator then contacts the pertinent authorities and shares, if possible, personal and health information about the individual.

The PERS device market also encompasses lone workers, who are defined as anyone working alone as part of their job, has to work alone. Examples include delivery workers, retail store employees, home healthcare workers, and gas station clerks. Demand for emergency response devices is driven due to the risks faced by this demographic. Lone workers are unable to rely on nearby coworkers in the case of an emergency. The danger can vary from medical to abduction to violence. With these risks, the business requires an ability to remotely monitor and protect lone workers in the case of an emergency. Regulations are expected to increase demand as new laws require companies to protect their lone workers.

The Company has several major competitors in the business-to-business PERS market. Principal competitors include Blackline ("BLN" on the TSX Venture Exchange) is a leader and the Company's primary competition in the oil and gas industry. AT&T also has a significant presence in the hotel and resort space, but, all the devices that they offer are tethered, and need another system for the device to work independently. Other competitors in the PERS market include: SoloProtect (based in the United Kingdom); and Axon Enterprises, Inc, which services the public safety market and offers body cameras and evidence management. In addition, there are other companies that offer "dumb devices" or small panic buttons which are primarily aimed at the consumer market and require connectivity to a cell phone or other tethered interface

The Company's devices are distinguished from other systems in the PERS market by the fact that they: are not reliant upon smartphone technology; are durable and untethered to a smartphone; have multiple functionalities versus single-use devices; are manufactured in the USA; have a low cost of ownership compared to other products; and the cloud-based software platform that supports the devices can be readily integrated with the customer's existing security applications and customized for the customer's desired response protocols.

Current Status and Roundup

Since inception, we have focused our efforts on the development of our devices and SaaS platform, which were primarily developed by our internal engineering team, and the establishment of reseller arrangements with companies with substantial sales forces that service the business security market, including Everbridge, Inc. (NASDAQ: EVBG)(one of the industry's most well-respected international emergency software platforms), and Interface Security Systems (a leading provider of managed network, asset protection, and business intelligence solutions). The actual licensing and deployment of completed devices did not begin in earnest until the latter part of 2019, and our marketing efforts were adversely affected by uncertainties created for our prospective customers by the pandemic. Various well-recognized businesses currently use our devices, and many of them have increased their usage over time.

Currently, our highest priority is the development of our new Generation3 device that will support cellular 4G communications in North America, will have improved GPS performance, and will have significantly increased battery life. Our engineering team delivered a working prototype of the GEN3 device in June, and we expect mass production to commence in the second quarter or during the Summer of 2022.

The Team

Officers and Directors

Name: A. Dale Mayo

A. Dale Mayo's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chairman of the Board (Interim CEO)
  Dates of Service: March 01, 2020 - Present
  Responsibilities: Manages the day-to-day operations of the company subject to direction by the board of directors. Mr. Mayo has not received any salary or equity compensation. He purchased 83,333 shares of Preferred Stock at $3.00/share and also exchanged his previously owned 274,997 shares of Common Stock for 274,997 shares of Preferred Stock. In 2022, Mr. Mayo also purchased 8,964 shares of the Company's Common Stock for an aggregate of $31,600 pursuant to the Company's equity crowdfunding campaign. Members of his family acquired an additional 330 shares for an aggregate of $1,200.

- **Position:** Member of the Board of Directors
  Dates of Service: February 01, 2016 - Present
  Responsibilities: Assist in the management of the company

Other business experience in the past three years:

- **Employer:** New Vision Cinemas, LLC
  Title: Chairman of the Board of Directors
  Dates of Service: April 01, 2017 - September 01, 2019
  Responsibilities: Served as a member of the Board of Directors

- **Employer:** Meta Media Technologies, Inc.
  Title: Chairman of the Board
  Dates of Service: January 01, 2021 - Present
  Responsibilities: Serves as a member of the Board of Directors

- **Employer:** A. Dale Mayo & Associates, Inc.
  Title: CEO

Dates of Service: July 01, 1969 - Present
Responsibilities: CEO of A. Dale Mayo & Associates, Inc.; business advisory services.

Name: Jim Van Law

Jim Van Law's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Revenue Officer & President
  Dates of Service: March 01, 2020 - Present
  Responsibilities: To oversee sales & marketing. Mr. Van Law received cash compensation of $71,000 in 2021; and aggregate cash compensation of $31,167 in 2020. In 2015, Mr. Van Law received equity interests as a founder that now consists of 496,662 shares of Common Stock that are held by the Van Law Family Trust.

- **Position:** Member of the Board of Directors
  Dates of Service: April 01, 2021 - Present
  Responsibilities: Serves as a member of the Board of Directors

Other business experience in the past three years:

- **Employer:** Evolve Bank & Trust
  Title: Senior Loan Advisor
  Dates of Service: April 15, 2020 - Present
  Responsibilities: Originate residential mortgage loans

Name: Francis G. Johnson

Francis G Johnson's current primary role is with Johnson & Johnson. Francis G. Johnson currently services 5 hours per week in his role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Member of the Board of Directors
  Dates of Service: April 01, 2021 - Present
  Responsibilities: Serves as a member of the Board of Directors. Johnson does not receive any salary or equity compensation. In July 2021, a limited liability company in which Mr. Johnson is a member purchased 33,333 shares of Preferred Stock at $3.00/share and also exchanged its previously owned 180,998 shares of Common Stock for 180,998 shares of Preferred Stock. In January 2022, the same limited liability company acquired an aggregate of 26,459 shares of the Company's Preferred Stock for an aggregate purchase

price of $79,377, or $3.00 per share (consisting of $50,000 in cash plus the exchange of a $25,000 demand note, plus accrued and unpaid interest of $4,376). In 2022, Mr. Johnson also purchased 3,708 shares of the Company's Common Stock for an aggregate of $12,900 pursuant to the Company's equity crowdfunding campaign.

Other business experience in the past three years:

> **Employer:** Johnson & Johnson
> **Title:** Chief Executive Officer
> **Dates of Service:** March O 1, 2007 - Present
> **Responsibilities:** Overseeing the day to day management of the company along with M&A and strategic planning

Name: Warren Colodner

Warren Colodner's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director, EVP & General Counsel
  Dates of Service: March 12, 2015 - Present
  Responsibilities: To carry out the directions of the Board of Directors & advise on certain legal matters. Mr. Colodner received cash compensation of $90,000 in 2021; and aggregate cash compensation of $34, 167 in 2020. In 2015, Mr. Colodner received equity interests as a founder that now consist of 66,666 shares of Common Stock. In 2022, Mr. Colodner purchased 287 shares of the Company's Common Stock for an aggregate of $1,000. A member of his family acquired an additional 718 shares for $2,500.

Other business experience in the past three years:

> **Employer:** Hygrade Business Group, Inc.
> **Title:** Director
> **Dates of Service:** August 11, 2015 - Present
> **Responsibilities:** To perform the duties of a director

Risk Factors

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk.
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections.
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment.
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the

sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Projections: Forward Looking Information.
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service.
The Company produces and markets mobile personal security devices and access to a comprehensive SaaS platform primarily to businesses with at-risk employees or lone workers who require enhanced security in light of the risks posed to the personal security of their employees.

We may need additional financing.
We believe that we may have inadequate funds to fully develop our business and achieve positive cash flow and may need additional equity and/or debt financing or other capital investment to fully implement the Company's business plans. It is also possible that costs associated with the operation of our business will exceed our projections depending on the timing of future operating and capital expenses. We may, however, require additional capital to cover our operating expenses and for general corporate purposes. We do not know how much additional funding we may require. We may be required to seek other sources of financing in the near future, which sources (assuming we are able to locate such alternative sources of financing) may be on terms less favorable to us than those in this Offering. Any additional equity financing may be dilutive to stockholders, and debt financing, if available, may involve restrictive covenants. If additional funds are raised through the issuance of equity securities, the percentage ownership of the stockholders of the Company will be reduced, stockholders may experience additional dilution in net book value per share, or such equity securities may have rights, preferences or privileges senior to those of the holders of our Common Stock. If adequate funds are not available on acceptable terms, we may be unable to develop or enhance our services and products, take advantage of future opportunities or respond to competitive pressures, any of which could have a material adverse effect on our business, financial condition and operating results, or we may be forced to cease operations.

Our new product could fail to achieve the sales projections we expected.
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and

acceptance in the marketplace, this could materially and adversely impact the value of an investment in the Company.

We face significant market competition.
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits.
Whereable Technologies, Inc., was initially formed as a limited liability company on March 12, 2015 and converted to a C-Corp on April 1, 2021. The initial sales of its devices did not commence until 2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Whereable Technologies, Inc., has incurred net losses and has generated limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history.
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that personal security devices are a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough customers so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective.
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render our rights unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protections without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them.
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademarks or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademarks) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business.
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the correct individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes. It is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business.
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks.
As an internet -based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Whereable Technologies, Inc or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider could harm our reputation and materially negatively impact our financial condition and business.

We are an early-stage business.

We were established as a Delaware limited liability company on March 12, 2015, but did not initially deploy our mobile devices until 2019. On April 1, 2021, we converted to a Delaware C-corporation. We have a limited history upon which an evaluation of our prospects and future performance can be made, and our proposed operations are subject to all business risks associated with new enterprises. As a result, projections of results and rates of growth may not be meaningful indicators of our future results of operations. In addition, our planned growth may place a significant strain on our financial, operational and managerial resources. The likelihood of our success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the development and expansion of a business. Any inability to successfully manage our growth, if any, could have a material adverse effect on our business, financial condition and operating results. We could sustain losses in the future. There can be no assurances that we will ever operate profitably.

We have a limited operating history and have incurred losses.

We have a very limited operating history upon which an evaluation of our prospects and us can be based. Our prospects must be evaluated with a view to the risks encountered by a company in an early stage of development. We have not been profitable and have incurred net operating losses during our operating history. We cannot guarantee we will ever be profitable, have a positive cash flow, or be able to continue in business. We have been selling our products on a very limited basis because we have not had the capital to finance our sales and marketing plans or to put in place the staff needed to manage large-scale sales and marketing, development, production, fulfillment and customer service. Since we do not have a history of results of operating our sales and marketing plan, there can be no assurance of the results we will achieve from these plans.

We must complete our planned introduction of our upgraded 4G (LTE) compatible Devices (GEN3) before our cellular carriers "sunset" their 3G spectrums

Our engineering team, in coordination with our manufacturer, is actively developing a new version of our Devices that will be 4G compatible and have other significant features. Our intention is to have our new GEN3 version available for deployment to customers by the Summer of 2022. This development effort is necessary because cellular network operators, particularly AT&T, have announced that they intend to repurpose their spectrums within the United States to accommodate newer technologies, such as 4G and 5G. AT&T has stated that it commenced implementation of its 3G shutdown in February 2022. There are no present indications as to when there will be similar shutdowns in networks outside of the United States. The precise timing of the shutdown of AT&T's United States 3G network, and the rate at which such shutdown will impact our deployed devices, is outside our control. Although there could be some delays, we are assuming for our planning purposes that no significant delays will occur. Our Devices are currently 3G compatible and many of them use AT&T cellular bands for communications. The GEN3 Devices will have 4G capability. In order to prepare for the shutdown of 3G cellular service in the United States, we have developed our GEN3 Devices and are moving to commence production as quickly as possible. To that end, our Board of Directors created various performance-based incentives, both cash and equity, that would be awarded to our engineering team if, as anticipated, the desired performance goals that we believe are achievable have been met. We are dedicating our efforts, as our highest priority, to take all necessary action so that we are in a position to deploy our GEN3 Devices to our United States customers before the 3G sunset has a material impact on our customers. Certain of the proceeds of this Offering will be dedicated to the successful introduction of our GEN3 Devices. We cannot assure you, however, that we will be able to deploy our GEN3 before those of our devices that rely upon AT&T cellular services are no longer able to obtain cellular connectivity. If we are delayed in achieving our deployment goals, our relations with our current users within the United States, and our ability to effect sales for use in in United States until our GEN3 Devices are available, could be adversely affected in material respects.

If we are unable to protect our intellectual property, the value of our brand and other intangible assets may be diminished, and our business may be adversely affected.

The success of our business depends in part on our ability to protect our intellectual property and our brand. We rely on and/or will rely on a combination of federal, state, common law trademark, patent, and trade secret laws, confidentiality procedures, and contractual provisions to protect our intellectual property. However, these measures afford only limited protection and might be challenged, invalidated, or circumvented by third parties. The measures we take to protect our intellectual property may not be sufficient or effective. Additionally, any competitors may independently develop similar intellectual property. We cannot assure you that any patent applications filed by us will be issued, will be enforceable or will provide adequate protection of our proprietary rights. In addition, it is difficult to monitor compliance with, and enforce, our intellectual property on a worldwide basis in a cost-effective manner. In jurisdictions where foreign laws provide less intellectual property protection than afforded in the US and elsewhere, our technology or other intellectual property may be compromised, and our business would be materially adversely affected. We may find it necessary to take legal action in the future to enforce or protect our intellectual property rights, and such action may be expensive and time consuming. In addition, we may be unable to obtain a favorable outcome in any such intellectual property litigation. The Company has granted a first priority lien on all its assets, including its intellectual property, as security for a loan of $2,600,000 made to the Company by Joseph F. Rice, as lender, under an Amended and Restated Loan and Security Agreement. effective January 29, 2021, whose final maturity date is September 30, 2022. From time to time, third parties may claim that our products and services infringe or otherwise violate their intellectual property rights. We may be subject to legal proceedings and claims, including claims of alleged infringement by us of the intellectual property rights of third parties. Any dispute or litigation regarding intellectual property could be expensive and time consuming, regardless of the merits of any claim, and could divert our management and key personnel from our business operations. If we were to discover or be notified that our products and services potentially infringe or otherwise violate the intellectual property rights of others, we may need to obtain licenses from these parties in order to avoid infringement. We may not be able to obtain the necessary licenses on acceptable terms, or at all, and any such license may substantially restrict our use of the intellectual property. Moreover, if we are sued for infringement and lose the lawsuit, we could be required to pay substantial damages or be enjoined from offering the infringing products and services. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. Any of the foregoing could cause us to incur significant costs and prevent us from selling our products and services.

Our products and services may infringe the intellectual property rights of others, which may cause us to pay unexpected litigation costs or damages or prevent us from selling our products and services.

From time to time, third parties may claim that our products and services infringe or otherwise violate their intellectual property rights. We may be subject to legal proceedings and claims, including claims of alleged infringement by us of the intellectual property rights of third parties. Any dispute or litigation regarding intellectual property could be expensive and time consuming, regardless of the merits of any claim, and could divert our management and key personnel from our business operations. If we were to discover or be notified that our products and services potentially infringe or otherwise violate the intellectual property rights of others, we may need to obtain licenses from these parties in order to avoid infringement. We may not be able to obtain the necessary licenses on acceptable terms, or at all, and any such license may substantially restrict our use of the intellectual property. Moreover, if we are sued for infringement and lose the lawsuit, we could be required to pay substantial damages or be enjoined from offering the infringing products and services. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. Any of the foregoing could cause us to incur significant costs and prevent us from selling our products and services.

Our operating results may vary and be unpredictable, make period-to-period comparisons less meaningful, and make our future results difficult to predict.

We may experience significant fluctuations in our revenue, expenses, and operating results in future periods. Our operating results may fluctuate in the future as a result of a number of factors, many of which are beyond our control. Moreover, these fluctuations may make comparing our operating results on a period-to-period basis less meaningful and make our future results difficult to predict. You should not rely on our past operating results as an indication of our future performance. In addition, if revenue levels do not meet our expectations, our operating results and ability to execute on our business plan are likely to be harmed. In addition to the other factors listed in this "Risk Factors" section, factors that could affect our operating results include the following: Market acceptance of our products and services; Technology developments, sales and marketing and pricing strategy changes of competitors; Our expense and capital expenditure levels; Pricing and availability of any competitive products and services; Our ability to address any competitive factors successfully; Changes or anticipated changes in economic condition; Changes in legislation, regulatory and certification requirements related to our products and services. Due to these and other factors, our financial results for any quarterly or annual period may not meet our expectations or the expectations of investors or analysts and may not be meaningful indications of our future performance.

Our projections and forward-looking information may prove to be incorrect.
Management has prepared projections regarding our anticipated financial performance. Our projections are hypothetical and based upon a presumed financial performance of the Company, the addition of a sophisticated and well-funded marketing plan, and other factors influencing our business. The projections are based on management's best estimate of the probable results of our operations, based on present circumstances, and have not been reviewed by our independent accountants. These projections are based on several assumptions, set forth therein, which management believes are reasonable. Some assumptions upon which the projections are based, however, invariably will not materialize due to the inevitable occurrence of unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from the projections, and such variances may be material. Assumptions regarding future changes in sales and revenues are necessarily speculative in nature. In addition, projections do not and cannot take into account such factors as general economic conditions, unforeseen regulatory changes, the entry into our market of additional competitors, the terms and conditions of future capitalization, and other risks inherent to our business. While management believes that the projections accurately reflect possible future results of our operations, those results cannot be guaranteed.

There might be unanticipated obstacles to the execution of our business plan.
Our business plans may change significantly. Management believes that our chosen activities and strategies are achievable in light of current economic and market conditions with the skills, background, and knowledge of our leaders, principals and advisors. Management reserves the right to make significant modifications to our stated strategies depending on future events.

We may not be able to manage future growth.
Execution of our business plan will require significant growth. This will place a significant burden on our financial, managerial and other resources. Our ability to manage our growth effectively will require us to improve our operational, financial and management information systems and to attract and retain key personnel. If our senior management personnel were unable to manage growth effectively, our business, operating results and financial condition would be materially and adversely affected.

We may have competition from other companies.
There are several other companies that provide related products and are larger and have greater experience and financial resources than us. Additionally, there may be other substantial companies that will enter the market either alone or merged with other competitors to compete with us. We cannot guarantee that we will be able to compete successfully with our current and future competitors.

Our instant emergency response product is new and unique and contains inherent risks.
Our instant emergency response product is innovative and new. As such, we cannot be certain of commercial or any other kind of success for us with this product and cannot guarantee same.

We may fail to develop new products or may incur unexpected expenses or delays.
Although we have developed an instant emergency device product, we may need to develop various new technologies, products and product features to become and remain competitive. Due to the risks inherent in developing new products and technologies, limited financing, loss of key personnel, and other factors, we may fail to develop these technologies and products or may experience lengthy and costly delays in doing so. We cannot assure that we will be able to develop new products or enhancements to our existing products in order to remain competitive.

Disruptions caused by COVID- 19 pandemic and related government restrictions will adversely affect our business.
The COVID-19 pandemic and related government restrictions are causing widespread economic and business disruptions. This is causing consumers and businesses to reduce their spending, and this will reduce the revenues we might otherwise realize, including customers that operate retail chains or otherwise interface directly with consumers. Government restrictions arc causing many retail stores to close or reduce the flow of customers through the stores. As long as this is occurring, it may significantly reduce the amount of business we can expect from retail stores who are potential users of our Devices, and we plan to initially focus our marketing to direct contacts with potential customers and dedicated efforts to increase the penetration of the customers of our reseller channels. Our plans presently are based on the expectation that this situation may extend throughout 2022, but there is no assurance as to how long this will continue. Our sales and marketing plans and our expectations from these efforts take into account the expected disruptions from the pandemic. We have experienced no material disruptions in our manufacturing, supply chain or distribution operations. We do not presently foresee material disruptions to these operations from COVID related problems, but there is a risk such problems could develop.

We depend on key personnel, and if we fail to retain and attract skilled management and other key personnel, our business may be harmed.
Our success depends to a significant extent upon the continued services of our current and expected management team, including each of the members of our Board of Directors, as well as the senior members of our engineering team. The loss of any of them or one or more of our other key executives or employees could have a material adverse effect on our business. We employ, or have independent contractor arrangements with all of our key service providers on an at-will basis, and their relationships with us can be terminated by us or them, with or without cause, for any reason. In order to retain valuable employees and other service providers, in addition to compensation and cash incentives, we may provide various stock options or other incentive equity grants or warrants that may vest over time. There can be no assurance that any persons who may be providing services to us will remain with us. Our success also depends on our ability to attract, retain, and motivate additional skilled management personnel. We plan to continue to expand our work force to continue to enhance our business and operating results. We believe that there is significant competition for qualified personnel with the skills and knowledge that we require. Many of the other companies within the markets we work compete for qualified personnel and have greater financial and other resources than we do. They also may provide more diverse opportunities and better chances for career advancement. Some of these

characteristics may be more appealing to high-quality candidates than those which we have to offer. If we are not able to attract and retain the necessary qualified personnel to accomplish our business objectives, we may experience constraints that will impede significantly the achievement of our business objectives and our ability to pursue our business strategy. New hires require significant training and, in most cases, take significant time before they achieve full productivity. New employees may not become as productive as we expect, and we may be unable to hire or retain sufficient numbers of qualified individuals. If our recruiting, training, and retention efforts are not successful or do not generate a corresponding increase in revenue, our business will be adversely impacted.

The liability of our officers and directors is limited.
The applicable provisions of the Delaware General Corporation Law and our bylaws limit the liability of our officers and directors to us and our stockholders for monetary damages for breaches of their fiduciary duties, with certain exceptions, and for other specified acts or omissions of such persons. If we are required to indemnify any of our officers or any other person, our financial strength may be harmed, which may in turn lower our stock price.

No public market for our securities.
There is currently no public market for our securities. There can be no assurance that an active market for our Common Stock will be established, or if established, sustained. Fluctuation in market price of our Common Stock may occur due to many factors, including general market conditions and other factors related to the economy or otherwise, including factors unrelated to our operating performance or the operating performance of our competitors. These conditions might include people's expectations, favorable or unfavorable, as to the likely growth of our business sector; the introduction of new products or product enhancements by us or our competitors; disputes or other developments with respect to intellectual property rights or other potential legal actions; sales of large blocks of our securities, including sales by our executive officers and shareholders; the acquisition or divestiture of businesses, products, assets or technology; litigation, including intellectual property litigation; and changes in earnings estimates or recommendations by us or by securities analysts. In addition, securities of companies with smaller capitalization have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include global economic developments and market perceptions of the attractiveness of certain industries. There can be no assurance that continuing fluctuations in price will not occur. We cannot assure you of a return on your investment. The Common Stock of the Company is a speculative investment and involves a high degree of risk. There can be no guarantee that an investor will realize a substantial return on the investment or any return at all, or that the investor will not lose his/her or its entire investment.

We have never declared dividends on our securities nor do expect to do so in the foreseeable future.
We have never paid dividends on our Common Stock. We currently intend to retain future earnings, if any, to fund the development and growth of our business. The payment of future dividends on our Common Stock will be reviewed periodically by the Board of Directors and will

depend, among other things, on conditions then existing including earnings, financial condition and capital requirements, restrictions in financing agreements, business opportunities and conditions and other factors.

The ability of a stockholder to recover all or any portion of such stockholder's investment in the event of a dissolution or termination may be limited.

In the event of a dissolution or termination of the Company, the proceeds realized from the liquidation of the assets of the Company or such subsidiaries will be distributed among the stockholders, but only after the satisfaction of the claims of third-party creditors of the Company and liquidation preferences payable to holders of the Company's preferred stock. The ability of a holder of Common Stock to recover all or any portion of such stockholder's investment under such circumstances will, accordingly, depend on the amount of net proceeds realized from such liquidation and the amount of claims to be satisfied therefrom. There can be no assurance that the Company will recognize gains on such liquidation, nor is there any assurance that Common Stockholders will receive a distribution in such a case.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the Company's holders of 20% or more of any class of voting securities as of the date of the filing of this C-AR.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Estate of Mark M. Karsch	1,316,654	Common Stock	19.2

The Company's Securities

The Company has authorized Common Stock, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,250,000 of Common Stock.

Common Stock

The amount of security authorized is 25,000,000 with a total of 6,851,268 outstanding.

Voting Rights

One vote per share. Please see the voting rights of securities sold in this offering.

Material Rights

Voting Rights of Securities Sold in the Company's Crowdfunding Offering

Each Investor in the Company's crowdfunding offering appointed the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor were coupled with an interest, and such proxy and power are irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding the Securities. However, the proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

The total number of shares outstanding on a fully diluted basis, 11,123,593 shares, includes 6,851,268 shares of Common Stock and 4,272,325 shares of Preferred Stock.

Preferred Stock

The amount of security authorized is 5,000,000 with a total of 4,272,325 outstanding.

Voting Rights

There are no voting rights associated with Preferred Stock.

Material Rights

Liquidation preferences, 6% cumulative annual dividend, right to convert to common stock, and anti-dilution provisions are summarized below:

Dividends: The holders of shares of the Series A Preferred Stock (each a "Series A Holder- and collectively, the "Series A Holders") shall be entitled to receive a cumulative annual dividend (the "Series A Accruing Dividends") at a rate of six percent (6%) per annum, or $0.18 per share subject to adjustment upon splits, combinations and the like, payable in cash or Common Stock at the option of the Company's Board of Directors from and after the date of issuance of such shares of Series A Preferred Stock, payable at any time prior to a Liquidation Event. To the extent that cash dividends are declared on the Common Stock or any class of securities that is specifically designated as junior to the Series A Preferred Stock, (a) no such dividends shall be paid until all accrued and unpaid Series A Accruing Dividends have been paid to the Series A Holders, (b) such dividends shall not be paid at a rate greater than the rate Series A Accruing Dividends, and (c) the Series A Holders shall participate in such dividends on an as-converted basis.

Liquidation Preference: In the event of any liquidation, dissolution or winding up of the Company, any Deemed Liquidation Event or any distribution to stockholders of cash now from the Company, the proceeds shall be paid, after payment of outstanding indebtedness, as follows: First, until each Series A Holder has received an amount in cash or Common Stock equal to all unpaid Series A Accruing Dividends, 100% of the proceeds shall be paid to the Series A Holders; Second, until such time as each Series A Holder has received an amount in cash or Common Stock equal to such Series A Holders Original Purchase Price, 100% of the proceeds shall be paid to the Series A Holders and none of the proceeds shall be paid to the holders of shares of Common Stock (the "Common Holders"); and thereafter, any remaining funds and assets of the Company legally available for distribution to stockholders are to be distributed ratably among the Series A Holders and the Common Holders in proportion to the number of outstanding shares of Common Stock and the number of shares of Common Stock that would be held by each Series A Holder if all of the Shares were converted into Common Stock in accordance with provisions hereof (for clarity, the Series A Accruing Dividends will stop accruing upon payment of one times (IX) the Original Purchase Price)

A merger or consolidation (other than one in which stockholders of the Company at the time of the transaction own a majority by voting power of the outstanding shares of the surviving or acquiring corporation) and a sale, lease, transfer, exclusive license or other disposition of all or substantially all of the assets of the Company will be treated as a liquidation event (a "Deemed Liquidation Event"), thereby triggering payment of the liquidation preferences described above. The Series A Holders' entitlement to their liquidation preference shall not be abrogated or diminished in the event part of the consideration is subject to escrow in connection with a Deemed Liquidation Event.

Voting Rights: Except as provided under "Mandatory Conversion" below, the Shares shall be non-voting until converted into Common Stock.

Optional Conversion: The Shares initially convert on a 1:1 basis into Common Stock at any time at option of holder, subject to adjustments for stock dividends, splits, combinations, and similar events and as described below under "Anti-dilution Provisions."

Anti-dilution Provisions: In the event that the Company issues additional securities at a purchase price less than the current share conversion price (which is initially $3.00), such conversion price shall be adjusted (CP2) in accordance with the following formula:

CP2 – CPI * (A+B) I (A+C)

CP2 - shall mean the new Preferred Stock Conversion Price in effect immediately after the new issue.

CPI - shall mean the Preferred Stock Conversion Price in effect immediately prior to the new issue.

A - shall mean the number of shares of Common Stock deemed to be outstanding immediately prior to the new issue (includes all shares of outstanding Common Stock, all shares of outstanding Preferred Stock on an as-converted basis, and all outstanding options on an as-exercised basis; and does not include any convertible securities converting into this round of financing).

B - shall mean the number of shares of Common Stock that would have been issued if such shares issued in the new issue had been issued at a price per share equal to CPI (determined by dividing the aggregate consideration received by the Company with respect to the new issue by CPI).

C - shall mean the number of shares of stock issued in the subject transaction.

The following issuances shall not trigger anti-dilution adjustment: (i) securities issuable upon conversion of any of the Shares, or as a dividend or distribution on the Shares; (ii) securities issued upon the conversion of any debenture, warrant, option, or other convertible security; (iii) Common Stock issuable upon a stock split, stock dividend, or any subdivision of shares of Common Stock; (iv) shares of Common Stock (or options to purchase such shares of Common Stock) issued or issuable to employees or directors of, or consultants to, the Company pursuant to any plan approved by the Company's Board of Directors; and (v) shares of Common Stock or Preferred Stock issued in connection with a duly approved bona fide strategic alliance, partnership agreement, or business acquisition of or by the Company, whether by merger, consolidation, sale of assets, sale or exchange of stock or otherwise.

Mandatory Conversion: Each Share will automatically be converted into Common Stock at the then applicable Conversion Price upon the written consent of Series A Holders holding 509(, plus one (I) of the then outstanding Shares. In addition, the Shares shall automatically convert into shares of Common Stock at the then applicable Conversion Price plus additional shares of Common Stock shall be issued to the Series A Holders equal to the unpaid Liquidation Preference divided by the mid-range price set forth in the final Registration Statement issued immediately before the effective date of such Registration Statement, upon the occurrence of any one of the following events (a "Conversion Event"): (a) the closing of a firm commitment underwritten public offering with a price of at least $6.00 per share (subject to adjustments for stock dividends, splits, combinations and similar events) and gross proceeds to the Company of not less than Ten Million Dollars ($10,000,000); or (b) the (A) listing of the Company's shares of Common Stock for public trading on (i) the Nasdaq OTC Bulletin Board (or OTC-QB or OTC-QX), (ii) the Nasdaq Capital Market, (iii) the Nasdaq Global or Global Select Market, or (iv) the NYSEIAMEX and (B) sale of the Company's shares of Common Stock in a follow-on public offering or PIPE offering resulting in gross proceeds to the Corporation of at least Ten Million Dollars ($10,000,000) and with an offering price of at least $6.00 per share (subject to adjustments for stock dividends, splits, combinations and similar events); or (c) at the option of the Company, if the Company effected a public listing and subsequent offering as set forth in (b) above but in such subsequent offering the Company (A) raises less than Ten Million Dollars ($l0,000,000) in gross proceeds, or (B) sells shares at less than $6.00 per share (subject to adjustments for stock dividends, splits, combinations, and similar events), then the Company may require the Series A Holders to automatically convert if the average daily trading volume per day is greater than $100,000 for the prior ten (10) consecutive trading days based on the closing price of the Company's Common Stock on each of those days.

Repurchase Rights: The Company shall have the right at any time, upon written notice to a Series A Holder, to repurchase (the "Repurchase") all or a portion of such Series A Holder's Shares at a price equal to $6.00 per share plus accrued but unpaid Series A Accruing Dividends (the "Redemption Price"). The Redemption Price shall be payable at the Company's option either in (i) cash or (ii) a note payable in two (2) annual installments (hearing simple interest at 6%), commencing not more than ninety (90) days (the date of such repurchase is herein referred to as the "Repurchase Date") after the Company delivers written notice of the Company's election to repurchase such Series A Holder's Shares. Upon receipt of the Repurchase Notice, such Series A Holder shall have the right, in lieu of the Repurchase, to convert the Shares of Series A Preferred Stock set forth in the Repurchase Notice into shares of the Company's Common Stock at the then applicable Conversion Price by delivering a notice of such election within thirty (30) days after the date of the Repurchase Notice.

Please see the Company's Amended Certificate of Designation, Preferences and Rights of Preferred Stock attached as Exhibit F to the Company's original Form C filing for additional material rights.

What it means to be a minority holder

A minority holder of Common Stock, you will have limited rights and influence on the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger Company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities purchased in the Crowdfunding Offering

For a year, the shares of Common Stock purchased in the crowdfunding offering can only be resold:

- In an IPO;
- To the Company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

Name: Common Stock
Type of security sold: Equity
Final amount sold: $21,639,270.00
Number of Securities Sold: 8,936,777
Use of proceeds: Product research & development; creation of comprehensive, scalable software platform; manufacturing; working capital; & operating expenses
Date: March 31, 2021
Offering exemption relied upon: 506(c)

Name: Preferred Stock
Type of security sold: Equity
Final amount sold: $975,000.00
Number of Securities Sold: 325,000
Use of proceeds: Upgrades to the Company's mobile devices & working capital
Date: November 30, 2021
Offering exemption relied upon: 506(c)

Name: Preferred Stock
Type of security sold: Equity
Final amount sold: $335,822.00

Number of Securities Sold: 111,941

Use of proceeds: To pay accrued but unpaid interest. In addition, the Company exchanged 599,994 shares of common stock held by LOC Lender for 599,994 shares of preferred stock to obtain a waiver of an event of default.

Date: September 17, 2021

Offering exemption relied upon: 506(c)

Financial Information

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

The Company did not deploy its mobile devices to customers until 2019. Prior to that time, the Company was involved in extensive research and development of its devices and its comprehensive, scalable SaaS platform.

Events in 2020 were negatively impacted by the uncertainties created by the COVID-19 pandemic. The Company continues to generate revenues from business done with well-known companies and is completing upgrades to its mobile devices so that mass production of those devices can commence in the Summer of 2022.

Year ended December 31, 2021, compared to the year ended December 31, 2020

Revenue
Revenue for the fiscal year 2021 was $483,574, compared to the fiscal year 2020 revenue of $538,946. The Company's devices are manufactured in the U.S. and were initially deployed in

2019. The achievement of YOY growth in revenue from revenues of $86,333 in 2019 primarily reflects the successful deployment of devices during 2020 under multi-year contracts with business customers. The Company generates revenue primarily through monthly recurring fees received for the use of its devices; training and support in connection with the initiation of service (for which a non-refundable activation fee may be charged); registration and continuing access to the Company's ARIES SaaS platform: cellular connectivity; GPS and other location capabilities; emergency response monitoring: and other related services over an auto-renewable two-year contractual term. The contract value exceeds the cost of the device, the current version of which has a useful life of approximately two years. We expect to introduce an updated device by the Summer of 2022 with increased functionality, 4G compatibility, and longer battery life.

Cost of goods sold
The cost of goods sold, consisting of manufacturing costs, was $94,002 in 2021, and $164,305 in 2020. The decrease was largely due to the manufacture of fewer devices. In anticipation of the planned introduction of our updated device.

Expenses
The Company's expenses consist of, among other things, product research and development, compensation and wages, vendor and contractor costs, marketing and sales expenses, fees for professional services, and administrative and general expenses. Expenses in 2021 decreased $1,587,019 from 2020, reflecting decreased operating expenses. Approximately $738,500 of 2021 operating expenses were non-cash share-based compensation used to retain and incentivize Company personnel and independent contractors.

Historical results and cash flows

The Company is currently in the pre-production of its upgraded mobile device that will be deployed in 2Q or the summer of 2022. The Company's mobile devices have been well received by its customers, many of whom continue to order additional devices.

We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because we expect the introduction of upgraded mobile devices in 2022 to result in substantially improved revenues and cash flows. Past cash was primarily generated through equity investments and loans from shareholders and enabled us to develop our SaaS-based technology platform and complimentary stand-alone one-touch mobile devices. With the experience and benefits obtained from our prior research and development efforts, we are able to upgrade our platform and mobile devices with significantly less capital investment.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc ...)

Current capital resources include cash on hand proceeds from sales of capital stock and revenues from two-year customer contracts for mobile devices. A number of the Company's customers prepay a significant portion of the contracts upon deployment of devices.

In 2022, the Company issued an aggregate of 25,459 shares of Preferred Stock for an aggregate purchase price of $79,377, consisting of $50,000 in cash plus the exchange of a $25,000 demand note plus accrued and unpaid interest of $4,376, reducing notes payable to related parties by $25,000.

In 2022, the Company was notified by the Small Business Administration that the entire principal amounts of the Paycheck Protection Plan ("PPP"), aggregating $842,100, as well as accrued interest aggregating $14,697, has been forgiven.

Commencing February 2, 2022, the Company commenced an equity crowdfunding campaign pursuant to which, as of April 27, 2022, the Company sold an aggregate of 27,897 shares of Common Stock for $102,014 less fees and related offering expenses.

Indebtedness

Creditor: Joseph F. Rice
Amount Owed: $2,600,000.00
Interest Rate: 8.0%
Maturity Date: September 30, 2022
Secured by all company assets and guaranteed by the Company's wholly-owned subsidiary Risk Band LLC

Creditor: SBA PPP Loan
Amount Owed: $708,500.00
Interest Rate: 1.0%
Maturity Date: April 01, 2022
The loan plus accrued and unpaid interest has been forgiven by the SBA

Creditor: High Line Holdings, LLC
Amount Owed: $400,000.00
Interest Rate: 8.0%
Maturity Date: June 30, 2022

Creditor: Ori Mohr
Amount Owed: $75,000.00
Interest Rate: 12.0%
Maturity Date: December 31, 2020

Creditor: Stephen Balaun
Amount Owed: $18,750.00
Interest Rate: 8.0%,
Maturity Date: May 31, 2022

Creditor: Kevin Barth
Amount Owed: $25,000.00
Interest Rate: 8.0%
Maturity Date: February 13, 2020

Creditor: Richard Casey
Amount Owed: $150,000
Interest Rate: 10.0%
Maturity Date: June 30, 2022
In January 2022, the entire principal amount, plus accrued and unpaid interest, was repaid by the issuance of preferred stock.

Creditor: Thomas Hash
Amount Owed: $25,000
Interest Rate: 10.0%
Maturity Date: December 31, 2022

Creditor: Nathan Hughes
Amount Owed: $18,750
Interest Rate: 8.0%
Maturity Date: May 31, 2022

Creditor: Francis Johnson
Amount Owed: $25,000
Interest Rate: 10.0%
Maturity Date: December 31, 2022
In January 2022, the entire principal amount, plus accrued and unpaid interest, was repaid by the issuance of preferred stock.

Creditor: Mark Karsch
Amount Owed: $50,000
Interest Rate: 8.0%
Maturity Date: June 30, 2022

Creditor: Keith McLeod
Amount Owed: $25,000.00
Interest Rate: 8.0%
Maturity Date: March 25, 2020

Creditor: James Miles
Amount Owed: $50,000.00
Interest Rate: 8.0%
Maturity Date: March 13, 2020

Creditor: Gerald Parsky
Amount Owed: $25,000.00
Interest Rate: 10.0%
Maturity Date: December 31, 2022

Creditor: Wayne Taylor
Amount Owed: $18,750.00
Interest Rate: 8.0%
Maturity Date: May 31, 2022

Creditor: Butler Ware
Amount Owed: $50,000.00
Interest Rate: 8.0%
Maturity Date: March 15, 2020

Related Party Transactions

Name of Entity: A. Dale Mayo
Relationship to Company: Director
Nature/amount of interest in the transaction: In March 2020 loaned $25,000 on-demand with interest at 10%. In June 2020, he converted a $100,000 loan with interest at 8% for 1 Class B membership unit plus $9,337 in accrued but unpaid interest. In December 2021, Mr. Mayo acquired an aggregate of 26,459 shares of the Company's Preferred Stock for an aggregate purchase price of $79,377, or $3.00 per share (consisting of $50,000 in cash plus the exchange of a $25,000 demand note plus accrued and unpaid interest of $4,376).
Material Terms: See above

Name of Entity: Francis Johnson
Relationship to Company: Director
Nature/amount of interest in the transaction: $25,000 loan to Company
Material Terms: Demand Note with interest at 10%. In January 2022, a limited liability company in which Mr. Johnson is a member acquired an aggregate of 26,459 shares of the Company's Preferred Stock for an aggregate purchase price of $79,377, or $3.00 per

share (consisting of $50,000 in cash plus the exchange of the $25,000 demand note, plus accrued and unpaid interest of $4,376).

Name of Entity: Estate of Mark Karsch
Relationship to Company: A former member of the board of managers of the predecessor LLC and former member of the Board of Directors who died in October 2021.
Nature/amount of interest in the transaction: Converted $100,000 loan at 8% for 1 Class B membership unit and $12,098.63 in accrued but unpaid interest. He also extended the maturity date of a $50,000 loan at 8% to 06/30/2022.
Material Terms: See above

Name of Entity: Jim Van Law
Relationship to Company: Director
Nature/amount of interest in the transaction: Received $71,000 in compensation in 2021 and $31,167 in 2020.
Material Terms: See above

Name of Entity: Warren Colodner
Relationship to Company: Director
Nature/amount of interest in the transaction: Received compensation of $90,000 in 2021 and $34,167 in 2020.
Material Terms: See above

Regulatory Information

Disqualification
No disqualifying event has been recorded in respect to the Company or its officers or directors.

Compliance Failure
The Company has not previously failed to comply with the requirements of Regulation Crowdfunding,

Ongoing Reporting
The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.riskband.com (www.riskband.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law,

Exhibit A – Financial Statements

WHEREABLE TECHNOLOGIES, INC. AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED
DECEMBER 31, 2021 AND 2020

Whereable Technologies, Inc. - Consolidated
Balance Sheet - Consolidated

	December 31,	
	Unaudited	Audited
	2021	2020
ASSETS		
Current Assets		
Cash	92,820	150,105
Accounts Receivable	402,758	384,831
Prepaid Expenses	271,133	29,567
Inventory-Devices	366,363	405,467
Other Receivable	952	952
Total Current Assets	1,134,026	970,922
Fixed and Intangible Assets		
Fixed Assets (net)	75,172	62,350
Trade Name	33,286	33,286
Other Assets	31,953	31,953
Total Fixed and Intangible Assets	140,411	127,589
TOTAL ASSETS	**1,274,437**	**1,098,511**
LIABILITIES AND EQUITY		
Current Liabilities		
Accounts Payable	1,143,670	1,428,490
Accrued Payroll	201,268	331,215
Accrued Interest	343,912	415,874
Accrued Expenses	-	-
Deferred Revenue	177,059	192,430
Unsecured Notes Payable	881,250	433,754
SBA PPP Loan	842,100	708,500
Secured Notes Payable	2,600,000	-
Unsecured Notes Payable - Related Party	75,000	50,000
Total Current Liabilities	6,264,259	3,560,263
Long-Term Liabilities		
Unsecured Notes Payable , net of loan discount of $429,456 as of December 31, 2019		550,000
Unsecured Notes Payable - Related Party	-	50,000
Line of Credit	-	2,000,000
Total Long-Term Liabilities	-	2,600,000
Total Liabilities	6,264,259	6,160,263
Stockholders' Deficit		
Preferred stock, $0.001 par value; 5,000,000 shares authorized;		
Series A, 4,111,698 shares issued and outstanding at December 31, 2021		
Common stock, $0.001 par value, 25,000,000 shares authorized;		
6,781,269 shares issued at December 31, 2021		
Member Equity	27,303,967	24,754,270
Additional paid-in-capital		
Retained Earnings	(29,803,188)	(25,020,688)
Accumulated deficit	(2,490,601)	(4,795,334)
Total Stockholders' Deficit	(4,989,822)	(5,061,752)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	**1,274,437**	**1,098,511**

Whereable Technologies, Inc. - Consolidated
Profit & Loss Statement - Consolidated

	Decemeber 31,			
	Unaudited 2021		Audited 2020	
Revenue				
Contract Revenue	$	453,574	$	538,946
Total Revenue	**$**	**453,574**	**$**	**538,946**
Cost of Goods Sold				
Manufacturing Costs	$	94,002	$	164,305
Total Cost of Goods Sold	**$**	**94,002**	**$**	**164,305**
Gross Profit	**$**	**359,572**	**$**	**374,641**
Operating Expenses				
Research and Product Development				
Share Based Compensation	$	688,500	$	2,162,500
Other Development Expenses	$	1,104,270	$	652,499
Salaries and Wages	$	230,173	$	840,291
G&A Share Based Compensation	$	50,000	$	352,500
Vendor & Contractor Costs	$	238,469	$	100,388
Marketing and Travel & Entertainment	$	1,498	$	35,072
Administrative & General Expenses	$	244,672	$	340,055
Depreciation & Amortization	$	9,843	$	45,780
Total Operating Expenses	**$**	**2,567,425**	**$**	**4,529,085**
Net Operating Loss	**$**	**(2,207,853)**	**$**	**(4,154,444)**
Other (Income)/Expenses				
Other Income	$	-	$	(10,000)
Interest Expense, net	$	(282,747)	$	821,199
Total Other Expenses	**$**	**(282,747)**	**$**	**811,199**
Net Loss	**$**	**(2,490,601)**	**$**	**(4,965,643)**

Whereable Technologies, Inc. and Subsidiaries
Statement of Stockholders' Deficit
For the Years Ended December 31, 2021 and 2020

| | Preferred Stock Series A | | Common Stock $0.001 Par Value | | | | | | | Additional | Accumulated | Total Shareholders' |
	Shares	Amount	Shares	Amount	Class A Units	Class B Units	Class C Units	Total units	Amount	Paid in Capital	Deficit	Deficit
Balance December 31 2019					88.450 $	155.270	9.781	253.501	20,789,270		$ (24,850,379) $	(4,061,109)
Units issued for cash						10.060	4.545	14.605	850,000			850,000
Units issued for anti dilution features						12.500		12.500				-
Units issued for services						24.375		24.375	2,515,000			2,515,000
Units issued to cancel debt						6.520		6.520	600,000			600,000
Net loss for the year ended December 31, 2020					-						(4,965,643)	(4,965,643)
Balance December 31, 2020	-	-	-	-	88.450	208.725	14.326	311.501	$ 24,754,270	$ -	$ (29,816,022) $	(5,061,752)
Units issued for cash					6.000	1.870		7.870	400,000			400,000
Units issued to cancel debt						0.500		0.500	50,000			50,000
Units issued for services						7.680		7.680	767,500			767,500
Conversion to Corporation on April 1, 2021			10,440,568	10,441	(94.450)	(218.775)	(14.326)	(327.551)	(25,971,770)	25,971,770		10,441
Adjustment for rounding										392		392
Conversion of common to preferred	3,648,300	3,648	(3,648,300)	(3,648)								-
Issuance of preferred stock for cash	324,998	325								1,024,675		1,025,000
Issuance of preferred stock in exchange for debt	138,400	138		-						365,060		365,198
Class B units surrendered			(19,333)	(19)						(57,981)		(58,000)
Net loss for the year ended December 31, 2021					-						(2,490,601)	(2,490,601)
Balance December 31, 2021	4,111,698.00	4,112.00	6,772,935.00	6,773.00	-	-	-	-	-	27,303,916.00	(32,306,623.04)	(4,991,822)

Whereable Technologies, Inc. and Subsidiaries
<u>Statements of Cash Flows</u>

| | For the Years Ended December 31, | |
	2021	**2020**
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (2,490,601)	$ (4,965,643)
Share-based compensation	767,500	2,515,000
Depreciation	9,843	45,780
Accrued Interest	340,198	285,729
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Accounts receivable	(17,927)	(365,868)
Prepaid expenses	(241,566)	(571)
Inventory-devices	39,104	196,782
Other receivable	-	(392)
Other assets	-	27,475
Accounts payable and accrued expenses	(694,980)	(185,663)
Accrued payroll	(129,947)	331,215
Deferred revenue	(15,371)	170,457
Net Cash Used In Operating Activities	(2,433,747)	(1,945,701)
CASH FLOWS FROM INVESTING ACTIVITIES		
Payments for equipment	(22,665)	-
Net Cash Used in Investing Activities	(22,665)	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from SBA loans -PPP	133,600	708,500
Member's contributions	1,425,000	850,000
Proceeds from line of credit	600,000	-
Proceeds from related party notes	-	50,000
Proceeds from notes payable	295,208	550,000
Debt repayments	(54,681)	(62,932)
Net Cash Provided By Financing Activities	2,399,127	2,095,568
Net increase (decrease) in cash	(57,285)	149,867
Cash - beginning of period	150,105	238
Cash - end of period	$ 92,820	$ 150,105

<u>SUPPLEMENTARY DISCLOSURE OF CASH FLOW INFORMATION:</u>

Cash paid during the year/period for:		
Interest	$ 2,093	$ -
Taxes	$ -	$ -

<u>SUPPLEMENTARY DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:</u>

Conversion of loans to members' equity	$ 415,198	$ 600,000



(1) Description of Business

Whereable Technologies, Inc. (the "Company") produces and markets mobile personal security devices and access to a comprehensive SaaS platform under the trademarked brand "RiskBand" primarily to businesses with "at-risk employees" or "lone workers" who require enhanced security in light of the diverse threats posed to their business environments and employees.

The Company's RiskBand devices were initially deployed with customers in 2019 after several years of development and substantial investment of equity in product research & development. At December 31, 2021, Stockholders' Equity was $27,303,967; and Members' Equity was $24,754,270 in 2020.

The RiskBand mobile device is a stand-alone emergency response and communication tool that is not dependent upon a smart phone and offers robust functionality, including: single push button for emergency alerting to designated professional emergency response team that can evaluate the situation and determine the appropriate response; GNSS/GPS and cellular assisted A-GPS for global location and tracking; built-in configurable camera, speaker and microphone for two-way voice communication, image transmission and advanced situational awareness; and other features. The Company's ARIES software platform is a comprehensive graphical user interface that allows for control of all facets of device deployment during the period of the customer's use of its devices.

The Company, either directly or through reseller partners, contacts a wide variety of business groups, industry organizations and business entities who the Company's management and strategic partners believe might be interested in employing the Company's systems in aspects of their operations, have high credit standing, and have the ability to place sizeable orders.

The Company's products and services are marketed by its wholly-owned subsidiary, Risk Band LLC ("RiskBand"), a Delaware limited liability company. The Company owns the intellectual property that enable RiskBand to produce and market its products and services.

(2) Going Concern Issues and Management's Plans

The financial statements have been prepared on a going concern basis which assumes the Company will be able to realize its assets and discharge its liabilities in the normal course for the foreseeable future. The Company's ability to continue as a going concern is dependent upon continued equity funding and/or debt financing. The Company's primary need for liquidity is to fund upgrades to RiskBand device technology, the production of upgraded RiskBand mobile devices, upgrades to the ARIES platform, and general corporate purposes, including debt repayment and interest payments.

The Company incurred losses of $2,490,601 in 2021, of which $688,500 was attributable to product research and development; and in 2020, losses incurred were $4,777,724, of which $2,814,999 was attributable to product research and development (including non-cash share-based compensation of $2,162,500). The Company also has a substantial working capital deficit.

Management believes these conditions raise substantial doubt about the Company's ability to continue as a going concern for the next twelve months from the date these financial statements were issued. The ability to continue as a going concern is dependent upon profitable future operations, positive cash flows and additional financing.

Management has taken action to address the Company's need for greater liquidity by substantially reducing the Company's cash expenses and by raising additional capital. In 2021, the Company raised an aggregate of $2,320,208 in additional capital; an additional $1,450,000 in 2020. In 2022, the Company raised an aggregate of $178,564 (through April 30, 2022).

Senior Management has substantial experience in completing public offerings and accessing the public capital markets, and plans to file registration statements to enter those markets in the future. Management also intends to continue efforts to raise additional capital from its existing investors and to further reduce general and administrative expenses and product research and development expenses, especially once the Company's upgrades to its mobile devices are deployed in 2022. Management cannot provide any assurances, however, that the Company will be successful in completing these undertakings and accomplishing any of its plans.

(3) Summary of Significant Accounting Policies

(a)   Basis of Presentation

The Company is a Delaware corporation headquartered in Mount Pleasant, South Carolina. Its product and intellectual property development staff are located in Colorado.

The Company and its subsidiaries were initially formed in 2015 as Delaware limited liability companies. Effective April 1, 2021, the parent company completed a statutory conversion to a Delaware corporation. While the Company has another subsidiary, First Classp LLC, that was formed to produce and market devices that could be worn by students, with different functionalities than RiskBand devices, that subsidiary has not commenced any operations.

(b)   Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany transactions have been eliminated in consolidation. The Company licenses its technology to RiskBand in return for license fees equal to 15% of RiskBand gross revenues and manages RiskBand for a set monthly management fee. These fees are eliminated upon consolidation.

(c)   Cash Equivalents

The carrying amounts of cash and cash equivalents approximate their fair value. The Company considers highly liquid investments with original maturities of three months or less to be cash equivalents.

(d)   Estimates and Assumptions

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. Significant estimates that affect the consolidated financial statements include, but are not limited to, useful lives of fixed assets related to depreciation periods, valuation of intangible assets, timely payments of commitments and collectability of other receivables.

(e)   Accounts Receivable

Accounts receivable will be classified as short-term amounts due from RiskBand customers who have entered into contracts with RiskBand, in which the right of collectability exists from services provided. The Company does not have nor will experience accounts receivable from customers until services are rendered, goods are delivered, and cash can be reasonably collected.

(f)   Inventory

Inventory consists of RiskBand devices and is stated at the average cost method. The Company will incur finished goods inventories upon production and will utilize historical experience and any other known specific factors, such as future demand and market conditions, to provide estimated reserves for excess or unusable inventory.

(g)   Fixed Assets

Fixed assets are carried at cost, less accumulated depreciation, using the straight-line method. Fixed assets are recorded at a useful life of five years for furniture and computer server infrastructure and three years for computer laptops and related systems.

(h)   Other Assets

Other assets primarily consist of the Company's trademarks and trade names, plus the costs associated with the creation and filing for the registration of intangible assets. The Company accounts for intangible assets in accordance with the Financial Accounting Standards Board's (FASB) Accounting Standards Codification (ASC) 350, *Goodwill and Other Intangible Assets*. ASC 350 requires that indefinite life intangible assets be reviewed at least annually (or more frequently under certain conditions) for impairment. No events or circumstances have occurred that would suggest an impairment of these assets as of December 31, 2021 or 2020.

(i)   Impairment of Long-Lived Assets

The Company will record impairment losses on long-lived assets used in operations or expected to be disposed of when events and circumstances indicate that the assets might be impaired and when those assets are expected to generate undiscounted cash flows that would be less than their carrying amounts. No indicators of impairment existed at December 31, 2021 or at December 31, 2020.

(j)   Income Taxes

Effective April 1, 2021, the Company converted to a Delaware corporation and, in that capacity, will be subject to federal and state income tax laws. When the Company was a limited liability company, it was considered a pass-through tax entity for income tax purposes. Accordingly, it generally was not subject to federal or state income taxes.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and the respective tax bases. Deferred tax assets, including tax loss and credit carryforwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred income tax expense represents the change during the period in the deferred tax assets and deferred tax liabilities. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The effect of income tax positions is recognized only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

The Company measures and recognizes the tax implications of positions taken or expected to be taken in its tax returns on an ongoing basis. Effective April 1, 2021, the Company converted to a Delaware corporation and, in that capacity, became subject to federal and state income tax laws as of such date. When the Company was a limited liability company, it was considered a pass-through tax entity for income tax purposes. Accordingly, it generally was not subject to federal or state income taxes, and no provision for income taxes has been made in the financial statements for any period prior to 2021.

The Company's tax returns are subject to examination by federal and state taxing authorities for the year ending December 31, 2021. Under the Tax Cuts and Jobs Act ("TCJA"), which was enacted on December 22, 2017, Net Operating Losses ("NOLs") incurred for tax years beginning before January 1, 2018, will be able to be carried forward for 20 years. For NOLs incurred in tax years beginning after December 31, 2017, these NOLs will be subject to the new limitations imposed by TCJA. Under the new law, an NOL can offset only 80% of taxable income in any given tax year. Furthermore, NOLs can no longer be carried back, they must be carried forward. The 20-year carryforward period has been replaced with an indefinite carryforward period for NOLs incurred for tax years beginning after December 31, 2017. The Company's NOL for the year ended December 31, 2021, will be subject to the 20-year carryforward period and the new rules of TCJA.

Since the Company's conversion to a corporation, the Company accumulated losses of approximately $1,500,000. No federal or state tax asset has been reported in the financial statements for the nine-month period ended December 31, 2021, because the Company believes there is a 50% or greater chance that the carryforwards will expire unused. Accordingly, the potential tax benefits of the loss carryforwards (approximately $460,000) have been offset by a valuation allowance of the same amount.

(k)   Revenue Recognition

Revenue is recognized from contracts with customers when there is persuasive evidence of an arrangement, the price is fixed or determinable, the possession and risk of loss pass to the customer, and collectability is reasonably assured.

The Company generates revenue primarily through monthly recurring fees received for: the use of its devices; training and support in connection with the initiation of service (for which a non-refundable activation fee may be charged); registration and continuing access to the ARIES platform; cellular connectivity; GPS and other location capability; emergency response monitoring; and other related services over a two-year contractual term. The contract value exceeds the cost of the device, the current version of which has a useful life of approximately two years. After the device is delivered, the Company has continuing performance obligations, including support, maintenance and the various related services referred to above.

The Company has adopted ASC 606, *"Revenue from Contracts with Customers: Identifying Performance Obligations and Licensing".* ASC 606 establishes a five-step process to govern contract revenue reporting as follows:

Step 1: Identify the contract(s) with a customer.
Step 2: Identify the performance obligations in the contract.
Step 3: Determine the transaction price.
Step 4: Allocate the transaction price to the performance obligations in the contract.
Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

The Company records as revenue at the inception of the contract, the estimated contract value that has been determined to have been earned, which includes the value of the RiskBand device, any activation fee, and the initial month the contract. The remaining portion of the contract, consisting of support and maintenance of the device, emergency monitoring, connectivity costs, and software support and maintenance is deferred and recognized as revenue as payments are made by the customer and as the remaining performance obligations are performed.

(l)   Product Research and Development

Substantially all product research and development costs related to designing significant upgrades to existing products or processes during production are recorded as research and development. These costs primarily include contractor costs, employee salaries, third party vendors, materials and supplies for the development of the software, firmware and hardware and were $1,792,770 in 2021 (including $1,104,270 in share-based compensation) and $2,814,999 in 2020 (including $2,162,500 in non-cash share-based compensation).

(m)   Marketing and Advertising Costs

The Company expenses marketing and advertising costs when incurred. Marketing costs incurred for the year ended December 31, 2021 were $1,438; and $28,138 in 2020.

(n)   Recent Accounting Pronouncements

The Company does not believe that any other recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying consolidated financial statements.

(o)   Concentration of Credit Risk

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash. The Company places its cash with financial institutions of high credit worthiness. At times, its cash with a particular financial institution may exceed any applicable government insurance limits. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it is a credit counterparty; as such, it believes that any associated credit risk exposures are limited.

The Company uses only one vendor to manufacture its RiskBand devices, and costs for such services are set forth as Manufacturing Costs under Costs of Goods Sold ($94,002 in 2021 and $164,305 in 2020).

In 2021, two customers, including one reseller with multiple end users, accounted for 72.5% ($308,718) (customer) and 16.3% ($67,644) (reseller) of the Company's revenues. In 2020, three customers, including two resellers with multiple end users accounted for 46% ($343,496) (reseller), 16% ($115,394), and 13% ($97,286) (reseller) of the Company's revenues.

(4) Inventory

Inventory at December 31, 2021, $366,363 consisted of completed RiskBand devices valued by the average cost method; $405,467 in 2020.

(5) Fixed Assets

Fixed assets consisted of the value of laptops, monitors, servers, and various items of hardware in our engineering laboratory in Colorado in our hardware, net of depreciation.

	December 31, 2021	December 31, 2020
Office equipment and furnishings	$214,004	$191,339
Less: accumulated depreciation	$138,832	128,989
	$75,172	$62,360

(6) Other Assets

The Company's intangible assets primarily consist of the costs associated with its registered trademarks: "RISKBAND"; "ARIES"; "ACTIVATION. COORDINATION. RESPONSE"; and "BY YOURSELF BUT NEVER ALONE".

(7) Accrued Payroll

The Company's Accrued Payroll consists of two general categories of obligations:

(a) The Company entered into separation and release agreements with fourteen (14) former employees (including three (3) who initiated litigation) for payment of accrued but unpaid compensation (and, in the case of the litigants, statutory penalties and counsel fees). At December 31, 2021, an aggregate of $8,500 remained unpaid under such agreements; $5,100 at April 30, 2022.

(b) In February and March 2020, the Company entered into independent contractor agreements with an aggregate of eleven (11) former employees for the deferral of unpaid compensation (then aggregating $244,250) that had been accrued but unpaid as of February 15, 2020. The new contracts were on an at-will basis, provided for compensation levels less than the employees previously had been receiving, and involved the grant of an aggregate of eleven (11) Class B membership units. Initially, the agreements also generally provided for the deferral of the unpaid compensation until August 31, 2020. At December 31, 2021, the amount of deferred compensation payable under such agreements was $161,667.

In 2021, the Company entered into agreements with certain of these service providers pursuant to which each such person agreed to further defer their unpaid compensation until May 31, 2022 in exchange for (i) certain increases in their then compensation levels and (ii) the eligibility to receive certain cash bonuses if certain milestones were achieved with respect to the timely deliveries of a prototype of the Company's new GEN3 device and the production version of such device. In April 2022 two of these service providers agreed to further defer an aggregate of $80,333 unpaid compensation until January 1, 2023. At April 30, 2022, the deferred amounts for the other service providers currently due May 31, 2022 aggregated $81,333.

In August 2021, as a result of the timely delivery of the GEN3 prototype, the Company paid cash bonuses to engineering personnel aggregating $60,000.

(8) Loans and Notes Payable

(a) **Line of Credit**: As of January 14, 2019, the Company entered into a Loan Agreement with a holder of Class B membership units ("Lender") that provided the Company with a revolving credit facility under which the Company could borrow up to an aggregate of $2,000,000 at an interest rate of 8% per annum. The initial maturity date of the facility was January 1, 2021. At the time the credit facility was established, the Company also issued to Lender an additional six (6) Class B membership units of the Company. The Company borrowed the full amount of the facility during calendar year 2019; at December 31, 2020 there was $1,983,418 outstanding under the facility.

Effective January 29, 2021, the Company entered into an Amended and Restated Loan Agreement with Lender ("Loan Agreement"), pursuant to which Lender advanced to the Company an additional $600,000 and extended the maturity date on $2.3 million of aggregate advances of $2,600,000 until June 30, 2022. The Company agreed to repay $300,000 of principal advances from receipts obtained from customers under licenses for RiskBand devices that had been entered into on or before December 31, 2020, and granted Lender a first lien and security interest in all the Company's assets. Risk Band LLC, the Company's wholly-owned subsidiary, guaranteed the loan.

During 2021, Lender declared an "Event of Default" under the Loan Agreement due to the Company's failure to make certain required prepayments of principal. In September 2021, a settlement was reached under which Lender waived the alleged default and granted the Company an extension of the maturity date of the loan until September 30, 2022. In return, the Company agreed to: issue to Lender 111,941 shares of the Company's Preferred Stock in payment of accrued but unpaid interest of $335,822 as of August 31, 2021 (at the equivalent of $3.00 per share); exchange all shares of Common Stock then held by Lender (599,994) for a like number of shares of Preferred Stock; and make principal payments in the amount of 30% of the aggregate proceeds in excess of $3,500,000 of any equity crowdfunding offering or any Regulation A+ offering by the Company prior to the new maturity date. Lender holds 711,935 shares of Preferred Stock. The proceeds of the company's crowdfunding campaign were less than $3,500,000. See Note 9: Capital Structure.

(b) **Notes Payable.** Set forth below are details regarding notes payable as of December 31, 2021 and 2020 that are reflected in the financial statements.

NOTES PAYABLE AS OF DECEMBER 31, 2021

Related Parties: In December 2021, the Company's Chairman acquired an aggregate of 26,459 shares of the Company's Preferred Stock for an aggregate purchase price of $79,377, or $3.00 per share (consisting of $50,000 in cash plus the exchange of a $25,000 demand note, dated February 20, 2020, plus accrued and unpaid interest of $4,376). In January 2022, another director acquired an aggregate of 26,459 shares of the Company's Preferred Stock for cash and the exchange of a $25,000 demand note on substantially the same terms as the transactions entered into between the Company and the Chairman. As a result of these transactions, notes payable to related parties were reduced by an aggregate of $50,000.

Others: In January 2022, a note payable due to a stockholder who is a non-related party was reduced by $150,000 as a result of transactions by which such stockholder acquired an aggregate 67,502 shares of the Company's Preferred Stock for a purchase price of $3.00 per share, consisting of $25,000 in cash and the exchange of a promissory note, dated June 10, 2020, with an outstanding principal amount of $150,000 plus accrued and unpaid interest of $27,507.

The Company has continued to work with the various holders of notes that were past due at December 312, 2020 (most of whom are stockholders of the Company), on an amicable basis, to defer the maturity dates and payments on these notes. None of these holders have commenced or threatened litigation.

In February and March 2021, two members who had each made loans of $25,000 to the Company in November 2019, agreed to convert the unpaid principal amount of their loans in exchange for 0.25 of a Class B membership unit and the payment of accrued but unpaid interest (aggregating $5,000). See Note 9: Capital Structure.

In March 2021, three members who were then service providers to the Company, and each of whom had made a loan of $25,000 to the Company in November 2019, each agreed to extend the maturity date of the loan until May 31,2022 in exchange for the payment of 25% of the principal amount of the loan (aggregating $18,750) and accrued but unpaid interest (aggregating $7,419.17).

NOTES PAYABLE AS OF DECEMBER 31, 2020

(i)   Unsecured Notes Payable among current liabilities consisted of fifteen (15) notes with outstanding balances owing aggregating $483,754 and each note was either past due or was payable on demand as of December 31, 2020.

Related Parties: two (2) of these notes were demand notes held by directors of the Company, with interest at 10%, and had outstanding principal balances aggregating $50,000. As described above, these notes were exchanged for shares of Preferred Stock of the Company and are no longer outstanding. In addition, during 2020, one (1) director exchanged loans in the aggregate principal amount of $100,000 to one (1) Class B unit. See Note 8: Loans and Notes Payable.

During 2020, two (2) other members who are non-related parties converted loans in the aggregate principal amount of $350,000 for an aggregate of 3.5. Class B units. Of the remaining notes, eleven (11) were held by members (now stockholders) of the Company with outstanding principal balances aggregating ($325,000). The amounts of unpaid principal on nine of these notes was $25,000 with had interest rates ranging from 8% to 10%; two (2) of these notes each had unpaid principal balances of $50,000 with interest at 8%.

The remaining short term note was held by an individual ($75.000 at 12% interest). and a financial institution ($33,754 total balance). The note payable to the financial institution was repaid in full in 2021.

(ii)   Unsecured Notes Payable among long term liabilities as of December 31, 2020 consisted of four (4) notes with outstanding balances owing aggregating $600,000, and each note has a maturity date of June 30, 2022.

Related Parties: one (1) note, with an outstanding principal of $50,000, interest at 8%, was held by an individual who was then a director of the Company. See Note 8: Related Party Transactions.

One (1) loan, with an amount owing of $150,000 and interest at 10%, was held by a stockholder of the Company. This loan has since been repaid as a result of transactions described above.

Two (2) loans, aggregating outstanding principal of $400,000, with interest at 8%, were held by a non-member LLC.

(c) Paycheck Protection Plan Loans

The Company received two loans from the Small Business Administration ("SBA") under the Paycheck Protection Plan ("PPP"); $708,500 in April 2020 and an additional $133,600 in May 2021. The Company has been notified by the SBA that the SBA has determined to forgive the entire principal amounts of such loans, aggregating $842,100, as well as accrued and unpaid interest aggregating $14,697.30. As a result, no amounts are owing to the SBA for the PPP loans.

(9) Related Party Transactions

(a) In March 2020, four members, including 2 members of the Company's Board of Managers and 2 former Managers, each made a loan to the Company of $25,000, on a demand basis, with interest at 10% per annum. See Note 7: Loans and Notes Payable.

(b) In June 2020, a member of the Board of Managers (who is the Company's current Chairman) converted an outstanding loan that he had made to the Company in October 2018, in the principal amount of $100,000 and bearing interest at 8% per annum, in return for one (1) Class B membership unit plus the payment of $9,337 in accrued but unpaid interest. See Note 8: Loans and Notes Payable.

(c) In June 2020, a member of the Board of Managers (who had previously served as Chairman) converted $100,000 in principal amount of loans aggregating $150,000 (with interest at 8% per annum) that he had previously made to the Company in exchange one (1) Class B membership unit and the payment of $12,098.63 in accrued but unpaid interest through December 31, 2019. In addition, the Manager agreed to extend the maturity date of the remaining unpaid principal balance of $50,000 until no later than June 30, 2022. See Note 8: Loans and Notes Payable.

(d) During the year ended December 31, 2021, the President received compensation of $71,000 and the Executive Vice President was paid $90,000.

(e) In December 2021, the Chairman of the Board of Directors acquired an aggregate of 26,459 shares of Preferred Stock of the Company for an aggregate purchase price of $79,377 ($3.00 per share). See Note 8: Loans and Notes Payable.

(f) In January 2022, a member of the Board of Directors acquired an aggregate of 26,459 shares of Preferred Stock of the Company for an aggregate purchase price of $79,377 ($3.00 per share). See Note 8: Loans and Notes Payable.

(g) In 2022, the Chairman of the Board of Directors acquired an aggregate of 8,964 shares of the Company's Common Stock for an aggregate purchase price of $31,600 pursuant to the terms of the Company's equity crowdfunding campaign. Members of his family acquired an additional 330 shares for an aggregate of $1,200 pursuant to such campaign. See Note 10: Capital Structure.

(h) In 2022, the Executive Vice President of the Company acquired an aggregate of 287 shares of the Company's Common Stock for an aggregate purchase price of $1.000 pursuant to the terms of the Company's equity crowdfunding campaign. A members of his family acquired an additional 718 shares of the Company's Common Stock for an aggregate purchase price of $2,500 pursuant to the terms of the Company's such campaign. See Note 10: Capital Structure.

(i) In 2022, a member of the Board of Directors acquired an aggregate of 3,708 shares of the Company's Common Stock for an aggregate purchase price of $12,900 pursuant to the terms of the Company's equity crowdfunding campaign. See Note 10: Capital Structure.

(10) Capital Structure

(a) Effective April 1, 2021, the Company completed a statutory conversion from a Delaware limited liability company to a Delaware corporation. The new Certificate of Incorporation authorizes capital stock consisting of (i) 25,000,000 shares of Common Stock, par value $0.001 per share ("Common Stock") and (ii) 5,000,000 shares of Preferred Stock, par value $0.001 per share. All 5,000,000 authorized shares of Preferred Stock have been designated as Series A 6% Convertible Participating Preferred Stock ("Preferred Stock"). Each share of Common Stock is entitled to one vote. The Preferred Stock does not have voting rights, except in certain limited circumstances described below.

(b) Immediately upon the conversion, each full Class A and Class B membership unit was converted into 33,333 shares of the Company's Common Stock, resulting in an aggregate of 10,448,902 shares of Common Stock then outstanding. (Fractional units received a prorated number of full shares). No shares of Common Stock were issued to holders of Class C membership units (i.e., profits interests), as none of those units had any value.

(c) At December 31, 2021, the Company's outstanding capital stock consisted of 6,772,935 shares of Common Stock and 4,111,698 shares of Preferred Stock. At April 27, 2022, there were 6,734,163 shares of Common Stock and 4,272,325 shares of Preferred Stock outstanding.

(d) When the Company was a Delaware limited liability company ("LLC"), its membership interests of the consisted of Class A, Class B and Class C membership units. Each Class A and Class B Member was entitled to vote in accordance with the Operating Agreement, with certain matters requiring the unanimous approval of the Class A members. Class C Members did not have any voting rights unless required by applicable law. The Class C units were awarded pursuant to a Profits Interests Plan available to service providers, and only had value to the extent that the value of the Company increased above $41.7 million.

(e) At December 31, 2020, the Company's outstanding Class A and Class B membership interests totaled 297.175 units. There were also 14.326 Class C units.

(f) Issuances of membership units in 2021:

During the period January 1, 2021 through March 31, 2021, while still an LLC, the Company issued six (6) Class A units, and 10.045 Class B units.

The Class A units were issued as follows: two (2) units were issued for cash purchase prices aggregating $200,000, and six (6) additional Class A units were issued pursuant to price adjustment provisions in the subscription agreements based upon higher cash prices that the investor had previously paid for units.

The Class B units were issued as follows: 7.675 were issued to service providers pursuant to the vesting schedules of their contracts; one (1) unit was issued for a cash purchase price of $100,000; 0.87 units were issued pursuant to price adjustments to which the cash purchaser was deemed entitled; and 0.50 units were issued for the conversion of loans totaling $50,000 (see Note 8: Loans and Notes Payable).

(g) Issuances of Preferred Stock in 2021

During the period June 2021 through December 31, 2021, the Company raised additional capital aggregating $1,025,000 from the sale of shares of Preferred Stock at $3.00 per share to existing stockholders of the Company. As a result of these fundraising efforts, the Company issued an aggregate of 316,665 shares of Preferred Stock to the purchasers. Each of the stockholders who purchased such shares was also given an opportunity to opt to exchange shares of Common Stock for shares of Preferred Stock, taking into consideration the amount of additional capital that such stockholder-purchasers had contributed to the Company during the latter part of 2020 and during 2021. As a result, at December 31, 2021, the Company had issued an aggregate of an additional 4,111,698 shares of Preferred Stock and cancelled a 3,648,300 shares of Common Stock. Among the stockholders who purchased shares of Preferred Stock were two directors (one of whom did so in the name of an affiliated entity in which he owns a substantial interest). Those individuals (including the affiliated entity of one of them) contributed an aggregate of $500,00 of additional capital to the Company in 2020 and 2021, including the purchase of an aggregate of 99,999 shares of Preferred Stock for an aggregate purchase price of $300,000. In addition, these directors each opted to exchange an aggregate of 455,995 shares of Common Stock for a like number of shares of Preferred Stock.

In September 2021, the Company issued during 2021 an aggregate of 711,925 shares of Preferred Stock to the Lender under the Company's outstanding secured loan agreement (and cancelled 599,994 shares of Common Stock that had previously been held by Lender). See Note 8: Loans and Notes Payable.

In December 2021, the Company issued an aggregate of 26,459 shares of Preferred Stock to the Company's Chairman of the Board for an aggregate purchase price of $79,377. See Note 8: Loans and Notes Payable. See Note 10: Capital Structure.

In January 2022, the Company issued an aggregate of 26,459 shares of Preferred Stock to a director of the Company for an aggregate purchase price of $79,377. See Note 8: Loans and Notes Payable.

In January 2022, a note payable due to a stockholder who is a non-related party was reduced by $150,000 as a result of transactions by which such stockholder acquired an aggregate 67,502 shares of the Company's Preferred Stock for a purchase price of $3.00 per share, consisting of $25,000 in cash and the exchange of a promissory note, dated June 10, 2020, with an outstanding principal amount of $150,000 plus accrued and unpaid interest of $27,507. See Note 8: Loans and Notes Payable.

(h) Issuances of Common Stock in 2022

Commencing February 2, 2022, the Company commenced an equity crowding funding campaign under Regulation CF of the U.S. Securities and Exchange Commission with the assistance of StartEngine Crowdfunding, Inc. pursuant to which the Company sold an aggregate of 27,894 shares of Common Stock for $102,014 less fees and related offering expenses.

(i) Issuances of membership interests in 2020: no Class A units; 53.455 Class B units; and 4.545 Class units.

  (i) The Class B units were issued as follows: 24.375 were issued to service providers to retain their services and to obtain a deferral of unpaid wages that had been due as of February 15, 2020 (see Note 6: Accrued Payroll); 10.06 units were issued for an aggregate cash purchase price of $950,000; 12.5 units were granted to cash purchasers of new units pursuant to price adjustment provisions in their respective subscription agreements that entitled those purchasers to obtain additional units to the extent that they had previously paid in excess of $100,000 per unit for their prior purchases of units; and 6.52 units were issued for the conversion of an aggregate of $550,000 of loans and $50,000 of unpaid wages. Two (2) members of the Board of Managers each converted $100,000 in loans for one (1) Class B unit each.

  (ii) Certain stockholders, who had been existing members the Company's LLC predecessor, were offered certain inducements to make further investments to enable the Company to obtain interim financing while it explored the LLC's available options for additional financing, including a possible strategic transaction. During the period August 5, 2020 through January 21, 2021, 13 members of the LLC agreed to provide the LLC with such interim financing in the aggregate amount of $850,000. As an inducement for these members to make these additional investments, the LLC granted the purchasers (i) certain price adjustments on prior purchases of LLC Units that had been made at prices in excess of $100,000 per Unit (or the equivalent of $3.00/share after the statutory conversion of the LLC into a corporation), and (ii) anti-dilution protections during a defined "protected period" (generally 12 months from the date of the respective purchaser's new investment) in the event that the Company were to issue, prior to the end of the purchaser's protected period, securities at a price or enterprise value less than the equivalent of $3.00/share. None of the Company's directors or executives is a party to any agreement containing such terms and, as of December 31, 2021, only two stockholders who hold an aggregate of 99,999 shares of Common Stock had such price protection in effect.

(j) Common Stock Terms

All shares of the Company's Common Stock have equal rights and privileges with respect to voting, liquidation, and dividend rights. Each share of Common Stock entitles the holder thereof to: one vote for each share held of record on all matters submitted to a vote of the stockholders to participate equally and to receive any and all such dividends as may be declared by the Board of Directors out of funds legally available; and to participate pro rata in any distribution of assets available for distribution upon liquidation. Common Shares are not subject to redemption and carry no subscription or conversion rights.

(k) Preferred Stock Terms

Shares of Preferred Stock are entitled to dividends, are convertible into shares of Common Stock, and have certain liquidation preferences and anti-dilution protections, as summarized below:

DIVIDENDS: The holders of shares of Preferred Stock are entitled to receive a cumulative annual dividend (the "Accruing Dividends") at a rate of six percent (6%) per annum, or $0.18 per share subject to adjustment upon splits, combinations and the like, payable in cash or Common Stock at the option of the Corporation's Board of Directors from and after the date of issuance of such shares Preferred Stock, payable at any time prior to a Liquidation Event. To the extent that cash dividends are declared on the Common Stock or any class of securities that is specifically designated as junior to the Preferred Stock, (a) no such dividends shall be paid until all accrued and unpaid Accruing Dividends have been paid to the Preferred Stockholders, (b) such dividends shall not be paid at a rate greater than the rate of Accruing Dividends, and (c) the Preferred Stockholders shall participate in such dividends on an as-converted basis.

LIQUIDATION PREFERENCE: In the event of any liquidation, dissolution or winding up of the Company, any Deemed Liquidation Event or any distribution to stockholders of cash flow from the Company, the proceeds shall be paid, after payment of outstanding indebtedness, as follows: First, until each Preferred Stockholder has received an amount in cash or Common Stock equal to all unpaid Accruing Dividends, 100% of the proceeds shall be paid to the Preferred Stockholders;

Second, until such time as each Preferred Stockholder has received an amount in cash or Common Stock equal to such Preferred Stockholder's Original Purchase Price, 100% of the proceeds shall be paid to the Preferred Stockholders and none of the proceeds shall be paid to the holders of Common Stock (the "Common Holders") and

Thereafter, any remaining funds and assets of the Company legally available for distribution to stockholders are to be distributed ratably among the Preferred Stockholders and the Common Holders in proportion to the number of outstanding shares of Common Stock and the number of shares of

Common Stock that would be held by each Preferred Stockholder if all of the shares of Preferred Stock were converted into Common Stock.

A merger or consolidation (other than one in which stockholders of the Company at the time of the transaction own a majority by voting power of the outstanding shares of the surviving or acquiring corporation) and a sale, lease, transfer, exclusive license or other disposition of all or substantially all of the assets of the Company will be treated as a liquidation event (a "Deemed Liquidation Event"), thereby triggering payment of the liquidation preferences described above.

VOTING RIGHTS: Except as provided under "Mandatory Conversion" below, the shares of Preferred Stock shall be non-voting until converted into Common Stock.

OPTIONAL CONVERSION: Shares of Preferred Stock initially convert on a 1:1 basis into Common Stock at any time at option of holder, subject to adjustments for stock dividends, splits, combinations and similar events and as described below under "Anti-dilution Provisions."

ANTI-DILUTION PROVISIONS: In the event that the Company issues additional securities at a purchase price less than $3.00 per share, such conversion price shall be adjusted (CP2) in accordance with the following formula:

$$CP2 = CP1 * (A+B) / (A+C)$$

CP2 = shall mean the new Preferred Stock Conversion Price in effect immediately after the new issue.

CP1 = shall mean the Preferred Stock Conversion Price in effect immediately prior to the new issue.

A = shall mean the number of shares of Common Stock deemed to be outstanding immediately prior to the new issue (includes all shares of outstanding Common Stock, all shares of outstanding Preferred Stock on an as-converted basis, and all outstanding options on an as-exercised basis).

B = shall mean the number of shares of Common Stock that would have been issued if such shares issued in the new issue had been issued at a price per share equal to CP1 (determined by dividing the aggregate consideration received by the Company with respect to the new issue by CP1).

C = shall mean the number of shares of stock issued in the subject transaction.

The following issuances shall not trigger anti-dilution adjustment:

(i)   securities issuable upon conversion of any shares of Preferred Stock, or as a dividend or distribution on Preferred Stock;
(ii)   securities issued upon the conversion of any debenture, warrant, option, or other convertible security;
(iii)   Common Stock issuable upon a stock split, stock dividend, or any subdivision of shares of Common Stock;
(iv)   shares of Common Stock (or options to purchase such shares of Common Stock) issued or issuable to employees or directors of, or consultants to, the Company pursuant to any plan approved by the Company's Board of Directors; and
(v)   shares of Common Stock or Preferred Stock issued in connection with a duly approved *bona fide* strategic alliance, partnership agreement, or business acquisition of or by the Company, whether by merger, consolidation, sale of assets, sale or exchange of stock or otherwise.

MANDATORY CONVERSION: Each share of Preferred Stock will automatically be converted into Common Stock at the then applicable Conversion Price upon the written consent of Preferred Stockholders then holding 50% plus one (1) of the then outstanding shares of Preferred Stock.

In addition, shares of Preferred Stock shall automatically convert into shares of Common Stock at the then applicable Conversion Price plus additional shares of Common Stock shall be issued to the Preferred Stockholders equal to the unpaid Liquidation Preference divided by the mid-range price set forth in the final Registration Statement issued immediately before the effective date of such Registration Statement, upon the occurrence of any one of the following events (a "Conversion Event"):

(a) the closing of a firm commitment underwritten public offering with a price of at least $6.00 per share (subject to adjustments for stock dividends, splits, combinations and similar events) and gross proceeds to the Company of not less than Ten Million Dollars ($10,000,000); or

(b) the (A) listing of the Company's shares of Common Stock for public trading on (i) the Nasdaq OTC Bulletin Board (or OTC-QB or OTC-QX), (ii) the Nasdaq Capital Market, (iii) the Nasdaq Global or Global Select Market, or (iv) the NYSE/AMEX and (B) sale of the Company's shares of Common Stock in a follow-on public offering or PIPE offering resulting in gross proceeds to the Company of at least Ten Million Dollars ($10,000,000) and with an offering price of at least $6.00 per share (subject to adjustments for stock dividends, splits, combinations and similar events); or

(c) at the option of the Company, if the Company effected a public listing and subsequent offering as set forth in (b) above but in such subsequent offering the Company (A) raises less than Ten Million Dollars ($10,000,000) in gross proceeds, or (B) sells shares at less than $6.00 per share (subject to adjustments for stock dividends, splits, combinations and similar events), then the Company may require the Series A Holders to automatically convert if the average daily trading volume per day is greater than $100,000 for the prior ten (10) consecutive trading days based on the closing price of the Company's Common Stock on each of those days.

A Mandatory Conversion shall not take place unless the underlying shares of Common Stock of the Company are either covered by an effective Registration Statement filed by the Company with the SEC on Form S-1, or are exempt from registration under the Act, pursuant to Rule 144. In addition, a Mandatory Conversion shall not take place if the Preferred Stockholders would receive less than the value (in Common Stock) of their unpaid Liquidation Preference.

REPURCHASE RIGHTS: The Company shall have the right at any time, upon written notice to a Preferred Stockholder, to repurchase (the "Repurchase") all or a portion of such stockholder's shares of Preferred Stock at a price equal to $6.00 per share plus accrued but unpaid Accruing Dividends (the "Redemption Price"). The Redemption Price shall be payable at the Company's option either in (i) cash or (ii) a note payable in two (2) annual installments (bearing simple interest at 6%), commencing not more than ninety (90) days (the date of such repurchase is herein referred to as the "Repurchase Date") after the Company delivers written notice of the Company's election to repurchase such holder's shares of Preferred Stock (the "Repurchase Notice"). Upon receipt of the Repurchase Notice, such Preferred Stockholder shall have the right, in lieu of the Repurchase, to convert the shares of Preferred Stock set forth in the Repurchase Notice into shares of the Company's Common Stock at the then applicable Conversion Price by delivering a notice of such election within thirty (30) days after the date of the Repurchase Notice.

(l) Limited Liability Membership Interests

When the Company was a limited liability company, the Capital Account of each member of the Company was maintained in accordance with the provisions of Treasury Regulation Section 1.704-1(b). The net profits and net losses for each fiscal year prior to the Company's conversion to a Delaware corporation, were allocated to the members in proportion to their membership Interests, subject to the at-risk rules of the Internal Revenue Service.

(11) Subsequent Events

The Company evaluates subsequent events and transactions that occur after the balance sheet date up to the date that the financial statements were available to be issued (April 28, 2022) for potential recognition or disclosure. See subsequent events below:

(a) For information regarding changes in the Company's outstanding capital stock, including the issuances of Preferred Stock, subsequent to December 31, 2021, see Note 10: Capital Structure

(b) For information regarding reductions during 2022 in unsecured notes payable, and both of the Company's PPP loans in the aggregate principal amount of $842,100, plus accrued interest of $14,697.30, see Note 8: Loans and Notes Payable.

A. Dale Mayo, being the Chairman of the Board of Whereable Technologies, Inc., a Delaware corporation (the "Company"), hereby certifies as of this date that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2021 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended December 31, 2021, and the related notes to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii) while the Company has not yet filed tax returns for the year ending December 31, 2021, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

A.Dale Mayo
A.Dale Mayo (Apr 28, 2022 10:54 PDT)

A.Dale Mayo
Chairman of the Board

Apr 28, 2022

Date